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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                               PROXIM CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    744283102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Jeffrey R. Poss, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  July 22, 2003
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------------------------
CUSIP No.   744283102
----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg Pincus Private Equity VIII, L.P.          I.R.S. #13-4161869
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                          (a) / /
                                                                        (b) /X/

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)
                                                                             / /
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
   NUMBER OF             8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY                  33,582,163
 OWNED BY EACH        --------- ------------------------------------------------
   REPORTING             9      SOLE DISPOSITIVE POWER
  PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                33,582,163
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            33,582,163
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)
                                                                             / /
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21.61%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------------------------
CUSIP No.   744283102
----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg, Pincus & Co.                             I.R.S. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                           (a) / /
                                                                         (b) /X/
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)
                                                                             / /
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
   NUMBER OF             8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY                  33,582,163
 OWNED BY EACH        --------- ------------------------------------------------
   REPORTING             9      SOLE DISPOSITIVE POWER
  PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                33,582,163
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            33,582,163
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)
                                                                             / /
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21.61%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------------------------
CUSIP No.     744283102
-----------------------------------------------------------
---------- ---------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Warburg Pincus LLC                                 I.R.S. #13-3536050
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                            (a) / /
                                                                         (b) /X/
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           N/A
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)
                                                                             / /
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
   NUMBER OF             8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY                  33,582,163
 OWNED BY EACH        --------- ------------------------------------------------
   REPORTING             9      SOLE DISPOSITIVE POWER
  PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                33,582,163
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           33,582,163
---------- ---------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             / /
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           21.61%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
---------- ---------------------------------------------------------------------

         This Amendment No. 2 (the "Amendment") amends the Schedule 13D filed on August 9, 2002 and amended on October 9, 2002 (the "Schedule 13D"), and is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus LLC, a New York limited liability company ("WP LLC") and Warburg, Pincus & Co., a New York general partnership ("WP," and together with WP VIII and WP LLC, the "Reporting Persons"). The holdings of the Reporting Persons indicated in this Amendment include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V. I ("WPNPE VIII I"), Warburg Pincus Netherlands Private Equity VIII C.V. II ("WPNPE VIII II") and Warburg Pincus Germany Private Equity VIII KG ("WPGPE VIII," and together with WP VIII, WPNPE VIII I and WPNPE VIII II, the "Investors"). WP, WP LLC and the Investors are referred to in this Amendment as the "Group Members." Unless the context otherwise requires, references herein to the "Common Stock" are to shares of class A common stock, par value $0.01 per share of Proxim Corporation, a Delaware corporation (the "Company"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 3.           Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is hereby amended to add the following:

         Pursuant to a Securities Purchase Agreement, dated as of July 22, 2003, by and among WP VIII, the other purchasers named therein (the "Purchasers") and the Company (the "July 22, 2003 Purchase Agreement," a copy of which is attached hereto as Exhibit 1), WP VIII agreed to purchase a Secured Promissory Note (the "2003 Note," the form of which is attached hereto as Exhibit 2) in the aggregate principal amount of $26,000,000 at face value, with the purchase price to be paid in cash following the satisfaction of the conditions contained in the July 22, 2003 Purchase Agreement (the "2003 Initial Closing").

         Upon receipt of Company stockholder approval (the "2003 Stockholder Approval"), (i) the 2003 Note held by WP VIII, plus any accrued but unpaid interest thereon, will automatically be exchanged for shares of Series B Convertible Preferred Stock of the Company, par value $0.01 per share (the "Series B Preferred Stock"), and (ii) WP VIII will receive warrants to purchase 15,600,000 shares of Common Stock at an exercise price of $1.46 per share (subject to certain adjustments as set forth therein, the "2003 Warrants").

         In addition, following receipt of the 2003 Stockholder Approval and for the 180-day period commencing July 23, 2003, the Company, on at least ten (10) business days' notice, will have the right to require the Purchasers to purchase shares of Series B Preferred Stock, in one or two tranches, at a cash purchase price of $100.00 per share, each individual tranche having an aggregate purchase price of not less than $5,000,000 and all such tranches having an aggregate purchase price not to exceed $10,000,00. This right is hereinafter referred to as the Company's "Call Right." WP VIII may be required to purchase up to 86,667 shares of Series B Preferred Stock, at a purchase price of $100.00 per share, upon the Company's exercise of the Call Right.

         The total amount of funds required to purchase the 2003 Notes at the Initial Closing by WP VIII pursuant to the July 22, 2003 Purchase Agreement is equal to $26,000,000. This amount will be furnished from the working capital of the Investors. No additional funds will be required.

Item 4.           Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended to add the following:

         WP VIII purchased the 2003 Notes, as described herein, in order for the Reporting Persons to provide to the Company working capital for ongoing business operations.

         Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional shares of the Company or engage in discussions with the Company concerning future acquisitions of shares of capital stock of the Company or further investments by them in the Company. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company's capital stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Company.

         WP VIII entered into the July 22, 2003 Purchase Agreement pursuant to which the Company agreed to issue and sell and WP VIII agreed to purchase the 2003 Note at the 2003 Initial Closing as described in Item 3 above.

         The following summary of certain provisions of the July 22, 2003 Purchase Agreement is qualified in their entirety by reference to such document (a copy of which is attached hereto as Exhibit 1).

         In addition, WP VIII shall have the right under the July 22, 2003 Purchase Agreement to appoint one (1) director (the "2003 Designee") to the Company's board of directors (the "Board of Directors"), on the 2003 Initial Closing, for so long as the 2003 Note remains outstanding or WP VIII beneficially owns at least 25% of the shares of Series B Preferred Stock issuable pursuant to the July 22, 2003 Purchase Agreement (including as owned and outstanding for this purpose shares of Common Stock issuable upon conversion of the Series B Preferred Stock and exercise of the 2003 Warrants but excluding the shares of Series B Preferred Stock issuable upon exercise of the Company's Call Right). WP VIII's initial 2003 Board Designee will be Jeffrey A. Harris. Mr. Harris is the Managing Director and member of WP LLC and a partner of WP.

         Pursuant to the terms of the July 22, 2003 Purchase Agreement, the Company has agreed to prepare and file with the SEC, within 30 days following the filing with the SEC of its annual report on Form 10-K for the year ended December 31, 2003, a registration statement on Form S-1, or if available, on Form S-3 covering the securities issuable to the Purchasers pursuant to the July 22, 2003 Purchase Agreement as well as the Common Stock issuable upon conversion of the Preferred Stock, exercise of the Warrants and the Additional Warrants.

         Pursuant to the July 22, 2003 Purchase Agreement, in the event that at any time from July 22, 2003 until July 22, 2007, WP VIII and its affiliates own more than 45% of the issued and outstanding voting securities of the Company (the "Voting Stock"), WP VIII (i) shall be entitled to vote (or take action by written consent in respect of) not more than 45% of the issued and outstanding shares of Voting Stock and (ii) shall abstain from voting any shares in excess of 45% of the Voting Stock. In addition, until July 22, 2007, the Purchasers shall not, except among WP VIII and any of its affiliates, form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Voting Stock.

         For so long as WP VIII is subject to Section 5.9 of the July 22, 2003 Purchase Agreement, WP VIII, the Board Designee and the 2003 Board Designee have agreed to vote (i) in favor of the establishment of a nominating committee of the Board of Directors consisting entirely of independent directors and (ii) if necessary to comply with applicable requirements of federal law, state law, or Nasdaq relating to the Board of Directors, in favor of an increase in the number of authorized members of the Board of Directors such that a majority of the members of the Board of Directors are independent directors. At or with respect to any election of one or more directors (including to fill any vacancy on the Board of Directors), for so long as WP VIII is subject to Section 5.9 of the July 22, 2003 Purchase Agreement, WP VIII shall vote all of its shares of Common Stock and/or shares of Preferred Stock and/or shares of Series B Preferred Stock in favor of the election of any nominee to the Board of Directors whose nomination was approved by the unanimous consent of the Board of Directors.

         Except as set forth above in this statement, none of the Reporting Persons nor, to the best of their knowledge, any person listed on Schedule I hereto or in Item 1 above, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended to add the following:

         (a) As of July 23, 2003, the Reporting Persons beneficially own shares of Common Stock by virtue of WP VIII's ownership of the Preferred Stock, the Warrants and the Additional Warrants. Assuming full conversion of the shares of Preferred Stock held by WP VIII (and including an annual accretion rate for the liquidation preference for the Preferred Stock of 8%, compounded semi-annually, as more fully described in the Certificate of Designations) and assuming the exercise of the Warrants and the Additional Warrants, as of such date the Investors may be deemed to beneficially own an aggregate of 33,582,163 shares of Common Stock (1,211,558 shares of which are a result of accretion since the initial issuance date), representing approximately 21.61% of the outstanding Common Stock based on the 121,800,330 shares of Common Stock outstanding as of July 21, 2003 (as set forth in the July 22, 2003 Purchase Agreement). By reason of their respective relationships with the Investors and each other, each of the other Reporting Persons may also be deemed under Rule 13d-3 under the Exchange Act to beneficially own 33,582,163 shares of Common Stock, representing approximately 21.61% of the outstanding Common Stock as described above. (1)






--------
(1) The number of shares of Common Stock the Reporting Persons are deemed to beneficially own and the percentage of the class of Common Stock such amount is deemed to represent do not reflect the anti-dilutive effect the issuance of the Series B Preferred Stock and the 2003 Warrants may have on the Preferred Stock, the Warrants and the Additional Warrants.

         Each of the Investors shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 33,582,163 shares of Common Stock it may be deemed to beneficially own as of the date hereof. Each of the Reporting Persons shares with the Investors the power to vote or to direct the vote and to dispose or to direct the disposition of the 33,582,163 shares of Common Stock it may be deemed to beneficially own as of the date hereof.

         (b) No transactions in the Common Stock were effected during the last sixty (60) days by the Reporting Persons or any of the persons set forth on
Schedule I or in Item 2(d) hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby amended to add the following:

         The July 22, 2003 Purchase Agreement was entered into as of July 22, 2003 and is described in Item 3 and Item 4 above. The summary of the July 22, 2003 Purchase Agreement in this Schedule 13D is qualified in its entirety by reference to the July 22, 2003 Purchase Agreement, a copy of which is attached as Exhibit 1 hereto.

Item 7.            Material to be Filed as Exhibits.



                  1. Securities Purchase Agreement, dated as of July 22, 2003, by and among the Company and the Purchasers named therein.

                  2.       Form of Secured Promissory Note.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 23, 2003              WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

                                            By:      Warburg, Pincus & Co.,
                                                     General Partner

                                            By:      /s/ Scott A. Arenare
                                                     ---------------------------
                                                     Name:  Scott A. Arenare
                                                     Title: Partner


Dated:  July 23, 2003              WARBURG, PINCUS & CO.

                                            By:      /s/ Scott A. Arenare
                                                     ---------------------------
                                                     Name:  Scott A. Arenare
                                                     Title: Partner


Dated:  July 23, 2003              WARBURG PINCUS LLC

                                            By:      /s/ Scott A. Arenare
                                                     ---------------------------
                                                     Name:  Scott A. Arenare
                                                     Title: Managing Director


Dated:  July 23, 2003              WARBURG PINCUS NETHERLANDS PRIVATE EQUITY
                                   VIII C.V. I

                                            By:      Warburg, Pincus & Co.,
                                                     General Partner

                                            By:      /s/ Scott A. Arenare
                                                     ---------------------------
                                                     Name:  Scott A. Arenare
                                                     Title: Partner

Dated:  July 23, 2003               WARBURG PINCUS NETHERLANDS PRIVATE EQUITY
                                    VIII C.V. II

                                     By:     Warburg, Pincus & Co.,
                                             General Partner

                                     By:     /s/ Scott A. Arenare
                                             -----------------------------------
                                             Name:  Scott A. Arenare
                                             Title: Partner


 Dated:  July 23, 2003             WARBURG PINCUS GERMANY PRIVATE EQUITY VIII KG

                                    By:      /s/ Scott A. Arenare
                                             -----------------------------------
                                             Name:  Scott A. Arenare
                                             Title: Partner